Exhibit 4.4

DESCRIPTION OF SECURITIES

The following summary description of the securities of Anebulo Pharmaceuticals, Inc. (“we,” “our” or “us”) is based on the provisions of our amended and restated certificate of incorporation (“Restated Certificate”), as well as our amended and restated bylaws (“Restated Bylaws”), and the applicable provisions of the Delaware General Corporation Law. This information is qualified entirely by reference to the applicable provisions of our Restated Certificate, Restated Bylaws, and the Delaware General Corporation Law. Our Restated Certificate and Restated Bylaws have previously been filed as exhibits with the Securities and Exchange Commission.

General

Our authorized capital stock presently consists of 40,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Except as otherwise set forth in our Restated Certificate and Restated Bylaws or required by applicable law, in all matters other than a contested election of directors, the affirmative vote of the majority of shares of our capital stock present in person or represented by proxy at a stockholders’ meeting having a quorum and entitled to vote on the subject matter shall be the act of the stockholders. In a contested election of directors, directors shall be elected by a plurality of the votes of the shares of stock present in person or represented by proxy at a stockholders’ meeting having a quorum and entitled to vote on the election of directors.

Dividends

Subject to the rights of the holders of preferred stock, the holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our voluntary or involuntary liquidation, dissolution or winding-up, the holders of our common stock shall be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.\

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 2,000,000 shares of our preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include voting rights, dividend rights, conversion rights, redemption privileges, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action.

Effect of Certain Provisions of our Restated Certificate and Restated Bylaws and the Delaware Anti-Takeover Statute

Certain provisions of Delaware law, our Restated Certificate and Restated Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

No cumulative voting

The Delaware General Corporation Law (“DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our Restated Certificate and Restated Bylaws do not provide for cumulative voting in the election of directors.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Calling of special meetings of stockholders and action by written consent

Our Restated Certificate and Restated Bylaws provide that, except as otherwise expressly provided by the terms of any series of our preferred stock or applicable law, a special meeting of stockholders for any purpose may be called only by our board of directors, chairman of our board of directors, our chief executive officer or our president and no other persons. Our Restated Certificate provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by the stockholders.

Requirements for advance notification of stockholder nominations and proposals

Our Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, our Restated Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Classified Board of Directors

The provisions in our Restated Certificate relating to a classified board of directors may have the effect not only of discouraging attempts by others to buy our company, but also of making it more difficult or impossible for existing stockholders to make management changes. A classified board, which is made up of directors elected for staggered terms, while promoting stability in the membership of our board of directors and management, also moderates the pace of any change in control of our board of directors by extending the time required to elect a majority, effectively requiring action in at least two annual meetings.

Amendment of Restated Bylaws

Our board of directors may alter, amend or repeal our Restated Bylaws, in whole or in part, or adopt new bylaws. Stockholders may alter, amend, or repeal our Restated Bylaws, in whole or in part, or adopt new bylaws by, in addition to any vote of the holders of any class or series of our capital stock required by law or our Restated Certificate, the affirmative vote of the holders of a majority of the shares of our capital stock present in person or represented by proxy at a stockholders’ meeting having a quorum and entitled to vote thereon; provided, however, that amendments to certain provisions of our Restated Bylaws require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

Election and Removal of Directors

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our Restated Certificate does not expressly provide for cumulative voting. Directors may be removed, but only for cause, upon the affirmative vote of holders of at least 75% of the voting power of the outstanding shares of our capital stock then entitled to vote at an election of directors, voting together as a single class, in addition to any vote of holders of any class or series of our capital stock required by law or our Restated Certificate. In addition, under our Restated Certificate, our board of directors are divided into three classes of directors, each of which hold office for a three-year term. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

Section 203 of the Delaware General Corporation Law

We are be subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
●	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Choice of Forum

Our Restated Certificate provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our Restated Certificate or Restated Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided that these provisions of our Restated Certificate do not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities and Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Our Restated Certificate further provides that the federal district courts of the United States of America is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless we consent in writing to the selection of an alternative forum.

Other Limitations on Stockholder Actions

Our Restated Bylaws also impose some procedural requirements on stockholders who wish to:

●	make nominations in the election of directors;
●	propose that a director be removed; or
●	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary containing, among other things, the following:

●	the stockholder’s name and address;
●	the number of shares beneficially owned by the stockholder;
the names of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons;
●	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting; and
●	any material interest of the stockholder in such business.

Our Restated Bylaws set out the timeliness requirements for delivery of notice.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Exchange Listing

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “ANEB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 17 Battery Place, 8th Floor, New York, NY 10004.